Exhibit 99.26

THIS IS A COVER PAGE ONLY. IF YOU WISH TO VIEW EXHIBIT “C”

TO THE AFFIDAVIT OF GORDON MARON CLICK HERE.

THIS IS EXHIBIT “C” REFERRED TO IN THE

AFFIDAVIT OF

GORDON MARON